Exhibit 99.1


Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Tomkins plc

Full Issuer Name:
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020 8871 4544

Announcement Given To Third Parties:

Amendment:
No

Headline:




Announcement Body Information:

The London Stock Exchange
Stock Exchange Tower
London EC2N 1HP


31 July 2002


Dear Sirs

Dealings by Directors - Disclosure of interest in shares

We are writing to notify you of the following change in Directors' interests in Tomkins plc:

1.       Names of Directors: K Lever, R N Marchant, J Nicol and A J Reading.

2.       Date of transaction: 30 July 2002.

3.       Date Company informed: 30 July 2002.

4.       Number of shares acquired: 795,000 Ordinary shares of 5p each.

5.       Price per share: 220.00p

6. Nature and extent of Directors' interest: Each of the Directors is a member of the class of discretionary beneficiaries of the Tomkins Employee Share Trust ("the Trust") and is consequently taken as having an interest in all shares in the Trust. As a consequence of the allotment to the Trust of the aforementioned shares, the Directors have acquired an interest in those shares.


Yours faithfully



Denise Burton
Deputy Company Secretary